AA 1/19/06

5.5.


SEC MAIL PROCESSING
RECEIVED
NOV 2 3 2005
WASH, D.C.
185 SECTION

SECUR  MISSION

05076617

OMB APPROVAL
OMB Number 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

NOV 25 2005

SEC FILE NUMBER
8- 53088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2004** (MM/DD/YY) AND ENDING **September 30, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Agency Trading Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 East Lake Street
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Hughes **952-476-9500**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

CM

OATH OR AFFIRMATION

I, Patrick Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agency Trading Group, Inc. as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PAMELA D. JUNCESKI
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

Signature

President

Title

Pamela D. Junceski

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGENCY TRADING GROUP, INC.

FINANCIAL STATEMENTS

Year Ended September 30, 2005 and
Nine Months Ended September 30, 2004



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

AGENCY TRADING GROUP, INC.

We have audited the statements of financial condition of Agency Trading Group, Inc. as of September 30, 2005 and September 30, 2004, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Agency Trading Group, Inc. as of September 30, 2005 and 2004, respectively, then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 15, 2005

AGENCY TRADING GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2005 and 2004

	2005	2004
ASSETS		
Cash and cash equivalents	$ 702,211	$ 346,026
Commissions receivable	331,792	355,629
Related party receivable	588,250	693,750
Clearing deposit	241,626	224,938
Prepaid expenses and deposits	25,997	10,190
Property and equipment, at cost, less accumulated depreciation	176,537	217,336
TOTAL ASSETS	$ 2,066,413	$ 1,847,869
LIABILITIES		
Accounts payable and accrued expenses	$ 178,950	$ 206,806
Accrued profit sharing contribution	122,333	-
Other accrued expenses	30,783	55,980
TOTAL LIABILITIES	332,066	262,786
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 100 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	1,090,999	1,090,999
TOTAL CAPITAL CONTRIBUTED	1,091,000	1,091,000
RETAINED EARNINGS	643,347	494,083
TOTAL STOCKHOLDER'S EQUITY	1,734,347	1,585,083
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,066,413	$ 1,847,869

See Notes to Financial Statements

AGENCY TRADING GROUP, INC.

STATEMENTS OF OPERATIONS

Year Ended September 30, 2005 and
Nine Months Ended September 30, 2004

	2005	2004
REVENUES	$ 5,555,239	$ 3,258,781
OPERATING EXPENSES		
Employee compensation and benefits	2,351,243	989,777
Floor brokerage and clearing fees	1,202,084	589,148
Communication	369,847	435,105
Occupancy and equipment expense	460,802	210,221
General and administrative expenses	336,999	671,407
TOTAL OPERATING EXPENSES	4,720,975	2,895,658
NET INCOME	$ 834,264	$ 363,123

See Notes to Financial Statements

AGENCY TRADING GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended September 30, 2005 and
Nine Months Ended September 30, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2003	$ 1	$ 1,090,999	$ 130,960	$ 1,221,960
Net income			363,123	363,123
Balance, September 30, 2004	1	1,090,999	494,083	1,585,083
Distributions			(685,000)	(685,000)
Net income			834,264	834,264
Balance, September 30, 2005	$ 1	$ 1,090,999	$ 643,347	$ 1,734,347

See Notes to Financial Statements

AGENCY TRADING GROUP, INC.

STATEMENTS OF CASH FLOWS

Year Ended September 30, 2005 and
Nine Months Ended September 30, 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 834,264	$ 363,123
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation and amortization	47,122	28,397
Decrease (increase) in operating assets:		
Receivables and clearing deposit	7,149	45,306
Related party receivable	(4,500)	(648,209)
Prepaid expenses	(15,807)	32,858
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	69,280	162,977
NET CASH FLOWS FROM OPERATING ACTIVITIES	937,508	(15,548)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(6,823)	(48,415)
Proceeds on sale of equipment	500	-
NET CASH FLOWS FROM INVESTING ACTIVITIES	(6,323)	(48,415)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions	(575,000)	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	(575,000)	-
NET INCREASE (DECREASE) IN CASH	356,185	(63,963)
CASH, BEGINNING OF YEAR	346,026	409,989
CASH, END OF YEAR	$ 702,211	$ 346,026

See Notes to Financial Statements

AGENCY TRADING GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Agency Trading Group, Inc. (the Company) is a wholly owned subsidiary of Agency Trading Group Holdings, Inc. whose sole operation consists of the operations of the Company. The Company is an NASD member firm broker/dealer for the purpose of earning referral revenue from another NASD member firm, National Financial Services, Inc. (National).

The Company is principally engaged in providing security brokerage services to institutional investors. The Company provided trading services to approximately 20 customers throughout the United States and Canada; however its customers are primarily concentrated in the upper Midwest. The Company commenced services to institutional investors on September 23, 2003. The Company executes equity and option security transactions on U.S. and Canadian exchanges including various electronic exchanges.

Customer's accounts and records are maintained by National Financial Services which operates on a fully disclosed basis.

A summary of the Company's significant accounting policies follows:

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income recognition on securities transactions - Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally one business day following the transaction. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the month end close of business. Employee receivables principally consist of non-interest bearing loans due in six months. An employee receivable is considered delinquent if not paid on its maturity date.

The carrying amounts of employee receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivables balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Subchapter "S" election – As of October 1, 2003, the stockholders and the Company elected to be taxed in accordance with provisions of Subchapter "S" of the Internal Revenue Code. Therefore, no provision for income taxes has been reflected in the financial statements.

AGENCY TRADING GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies (continued)

Cash and cash equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Property and equipment - Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

Depreciation - Depreciation of property and equipment is computed under straight-line methods over estimated useful lives as follows:

Assets	Useful Lives
Office equipment	7 years
Office furniture and fixtures	7 years
Computer equipment	5 years

Depreciation expense was $47,000 for the year ended September 30, 2005 and $28,000 for the nine months ended September 30, 2004.

(2) Related party transactions

Related party receivable consists of advances to an officer, stockholder and resulted from an advance made for income taxes on the Company's S corporation earnings. The outstanding amounts due from the officer, stockholder were $584,000 and $694,000 as of September 30, 2005 and September 30, 2004, respectively. The Company made distributions to the stockholder in the amount of $685,000 during the period ended September 30, 2005.

(3) Receivable from clearing organization

The receivables from the Company's primary clearing organization consist of the following:

	2005	2004
Commissions receivable	$ 233,000	$ 181,000
Clearing deposits	200,000	200,000
Total	$ 433,000	$ 381,000

Commissions earned on transactions cleared through this firm were $4,255,000 and $4,477,000 for the periods ended September 30, 2005 and 2004, respectively.

(4) Property and equipment

The following is a summary of property and equipment:

	2005	2004
Office equipment	$ 186,850	$ 184,606
Office furniture and fixtures	13,879	13,879
Computer equipment	64,938	60,859
	265,667	259,344
Less accumulation depreciation	89,130	42,008
Total property and equipment	$ 176,537	$ 217,336

(5) Income taxes

The stockholders have elected to be taxed under Subchapter S of the Internal Revenue Code; accordingly, stockholders are responsible for taxes on corporate income.

(6) Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution, and settlement of customer securities. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement-date basis, which is generally one business day after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material. The Company's customer securities activities are transacted on a cash basis. The Company does not normally carry securities either for inventory or investment purposes

(7) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of that rule.

(8) Commitments

The Company leases office space and computer equipment from its officer and stockholder. The month-to-month lease agreements provide for monthly rental payments of $8,000 and $7,000 for the two leases, respectively. Aggregate payments under these leases amount to $15,000 per month. Total rent expense with this related party for the twelve months ended September 30, 2005 and the nine months ended September 30, 2004 was $182,500 and $115,500, respectively.

(9) Profit sharing plan

The Company has a profit sharing plan covering substantially all of its employees. The Company's contributions for the years ended September 30, 2005 and 2004 were $122,000 and $0, respectively.

(10) Major customers

The Company has four institutional customers whose revenues each exceed 10% of total revenue. These four totaled approximately 70% and 80% of its total revenues, in 2005 and 2004, respectively.

(11) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At September 30, 2005, the Company had net capital and net capital requirements of $788,959 and $100,000, respectively.

AGENCY TRADING GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

(12) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Twelve Months Ended September 30, 2005	Nine Months Ended September 30, 2004
Non-cash investing and financing activities:		
Cash advanced to related party transferred to stockholder distribution	$ 110,000	$ -



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

AGENCY TRADING GROUP, INC.

We have audited the financial statements of Agency Trading Group, Inc. for period ended September 30, 2005 and for the nine months ended September 30, 2004, and have issued our report thereon dated November 15, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Agency Trading Group, Inc. taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.



Minneapolis, Minnesota
November 15, 2005